ANDRITA STUDIOS, INC.
                         c/o Playboy Enterprises, Inc.
                          680 North Lake Shore Drive
                            Chicago, Illinois 60611

                                                          July 8, 2003

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

              Re: Andrita Studios, Inc. (CIK# 0001231331) - Application for Withdrawal of Amendment to Registration
                   Statement on Form S-4 (File No. 333-105386-50)
                   -----------------------------------------------------

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, Andrita Studios, Inc., a California corporation (the "Company"), hereby applies for withdrawal of its Amendment No. 1 to the Form S-4 Registration Statement, including all exhibits thereto (File No. 333-105386-50), that was filed with the Securities and Exchange Commission on July 2, 2003 (the "Registration Statement"). The Company is requesting such withdrawal because the filing of the Registration Statement resulted solely from the inadvertent and erroneous inclusion of the Company's filing codes in the EDGAR submission header of the registration statement amendment (File Nos. 333-105386 and 333-105386-01 through -49) filed by PEI Holdings, Inc. and various co-registrants on such date. No securities of the Company were sold in connection with the offering.

         Please contact the undersigned at 312-751-8000 with any questions concerning this application for withdrawal.

         Thank you for your assistance in this matter.

                                                Very truly yours,

                                                ANDRITA STUDIOS, INC.


                                                By: /s/ Howard Shapiro
                                                    --------------------------
                                                Name:  Howard Shapiro
                                                Title: Vice President and
                                                       Secretary